EXHIBIT 99.51

Emerald Health Therapeutics’ Joint Venture Pure Sunfarms Begins Shipping Branded Cannabis Product to British Columbia Provincial Wholesaler

VANCOUVER, British Columbia, Oct. 04, 2019 (GLOBE NEWSWIRE) -- Emerald Health Therapeutics, Inc. (“Emerald”) (TSXV: EMH; OTCQX: EMHTF), today announced its 50%-owned joint venture for large-scale, low-cost, high-quality cannabis production, Pure Sunfarms Corp. ("Pure Sunfarms" or "PSF"), has begun shipping branded, packaged dried cannabis products to the British Columbia Liquor Distribution Branch (“BCLDB”), which acts as the provincial wholesaler of non-medical cannabis, supplying licensed private retailers and the government-run online store and stand-alone BC Cannabis Stores. Pure Sunfarms expects its first products to soon be available to retail customers in British Columbia.

Pure Sunfarms began shipping product to the Ontario provincial wholesaler, the Ontario Cannabis Retail Corporation (the "OCRC", operating as the Ontario Cannabis Store), in September.  Combined, Ontario and British Columbia comprise more than half of Canada’s population.

“Pure Sunfarms has taken another important step shipping its first branded cannabis product for the British Columbia market,” said Riaz Bandali, CEO of Emerald. “As PSF’s quality products become available directly to Canadian consumers, and as the PSF brand continues to penetrate the Canadian recreational cannabis retail market, we look forward to seeing continued growth in sales and shareholder value.”

Pure Sunfarms continues to advance discussions with other provincial distributors for potential supply agreements to further expand its presence in the Canadian cannabis market.

Other Updates

Emerald has also entered into an amendment agreement ("Amendment Agreement") to amend the terms of the hemp supply agreement that it had entered into with Emerald Health Hemp Inc. ("EHH"). Pursuant to the Amendment Agreement, the parties have agreed to, among other things, amend the purchase price payable by Emerald to EHH such that Emerald will only pay EHH the reasonable and documented costs incurred by EHH in exchange for hemp products. EHH is a wholly-owned subsidiary of Emerald Health Sciences Inc. ("EHS"), which is a control person of Emerald.

Emerald has also entered into a sublease agreement ("Sublease Agreement") and a cultivation agreement ("Cultivation Agreement") with EHS. Pursuant to the Sublease Agreement, Emerald has agreed to sublease 12 acres of land in Metro Vancouver ("Subleased Land") to EHS for which EHS agreed to pay Emerald rent equal to the amount that Emerald pays to the head-landlord for the Subleased Land. Emerald and EHS have also entered into the Cultivation Agreement, pursuant to which EHS granted Emerald the right to cultivate cannabis, for the sole benefit of Emerald, on the Subleased Land. In exchange for this right, Emerald agreed to waive the amounts payable by EHS under the Sublease Agreement. Through these agreements, Emerald is able to obtain all the benefit from the licence Health Canada has granted to EHS to cultivate cannabis on the Subleased Land.

EHS is a control person of Emerald. Accordingly, EHS is a related party of Emerald for the purposes of National Instrument 61-101 —  Protection of Minority Security Holders in Special Transactions ("NI 61-101") — and the transactions discussed above are related party transactions. Each of the transactions described above is exempt from the valuation and minority approval requirements of NI 61-101 pursuant to the exemptions in Sections 5.5(a) and 5.7(a) of NI 61-101.

About Emerald Health Therapeutics, Inc.

Emerald Health Therapeutics, Inc. is a Canadian licensed producer of cannabis products, with strategic initiatives focused on differentiated, value-added product development for medical and adult-use customers supported by novel intellectual property, large-scale cultivation, extraction, and soft gel encapsulation, as well as unique marketing and distribution channels. Its 50%-owned Pure Sunfarms operation in British Columbia has reached its full run-rate annual production of approximately 75,000 kg in its first 1.1 million square-foot greenhouse Delta 3 operation; its second 1.1 million square-foot greenhouse is planned to be in full production by the end of 2020. Emerald’s two wholly-owned facilities in Quebec (a high-quality indoor growing and processing facility) and in British Columbia (an organic greenhouse and outdoor operation) are completing construction and are awaiting final licensing. Emerald has also contracted for approximately 1,000 acres of hemp annually in 2019 to 2022 with the objective of extracting low-cost CBD. Its team is highly experienced in life sciences, product development, large-scale agri-business, and marketing.

For more information or contact:

Rob Hill, Chief Financial Officer
(800) 757 3536 Ext. # 5

Emerald Investor Relations
(800) 757 3536 Ext. #5
invest@emeraldhealth.ca

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements: Certain statements made in this press release that are not historical facts are forward-looking statements and are subject to important risks, uncertainties and assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements. Such statements include obtaining required regulatory approvals; production and processing capacity of various facilities; expansion of facilities; obtaining additional cultivation licenses and other permits; production at various facilities; receipt of hemp deliveries; the shipment of cannabis products by Pure Sunfarms; the distribution of cannabis products by BCLDB; the availability of Pure Sunfarms' branded cannabis products; the entering into of supply agreements with other provincial distributors; scale up of reliable, quality low-cost cannabis; and anticipated production costs.

We cannot guarantee that any forward-looking statement will materialize, and readers are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements involve risks and uncertainties related to, among other things, changes of law and regulations; changes of government; failure to obtain regulatory approvals or permits; failure to obtain necessary financing; results of production and sale activities; results of scientific research; regulatory changes; changes in prices and costs of inputs; demand for labour; demand for products; failure of counter-parties to perform contractual obligations; as well as the risk factors described in Emerald's annual information form and other regulatory filings. The forward-looking statements contained in this press release represent our expectations as of the date hereof. Forward-looking statements are presented for the purpose of providing information about management's current expectations and plans and allowing investors and others to obtain a better understanding of our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes. Emerald undertakes no obligations to update or revise such statements to reflect new circumstances or unanticipated events as they occur, unless required by applicable law.